UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended December 31, 2004

PROGRESS ENERGY, INC.

410 S. Wilmington Street
Raleigh, NC 27602

Contents		Page
ITEM 1 - ITEM 2 - ITEM 3 - ITEM 4 - ITEM 5 - ITEM 6 -	Organization Chart Issuances and Renewals of Securities and Capital Contributions Associate Transactions Summary of Aggregate Investment Other Investments Financial Statements and Exhibits	2 2 3 5 5 6

ITEM 1 – ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business

Not required for the fourth calendar quarter of the fiscal year.

ITEM 2 – ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security
None	None	None	N/A	N/A	N/A	N/A	N/A

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contributions (in $)
Colona Sub No. 2 LLC
Kanawha River Terminals, Inc.
Colona Newco, LLC
PV Synfuels, LLC
PV Synfuels, LLC
EFC Synfuel, LLC
Progress Synfuel Holdings, Inc.
PV Synfuels, LLC
EFC Synfuel LLC
Progress Synfuel Holdings, Inc.	Colona Synfuel, LLLP
Colona Synfuel, LLLP
Colona Synfuel, LLLP
Colona Synfuel, LLLP
Solid Fuel, LLC
Solid Fuel, LLC
Solid Fuel, LLC
Sandy River Synfuel, LLC
Sandy River Synfuel, LLC
	Sandy River Synfuel, LLC	$186,517.30 $2,256,859.32 $3,748,997.70 $3,170,794.08 ($419,411.44)1 ($46,601.27)1 ($4,194,114.40)1 ($11,746,250.50)2 ($1,174,625.05)2 ($130,513.89)2

Dividend Date	Company Making Dividend	Company Receiving Dividend	Dividend Amount
None	None	None	N/A

_________________

1  Solid Fuel, LLC returned capital to its contributors due to curtailed production during the fourth calendar quarter of 2004.
2  Sandy River Synfuel, LLC returned capital to its contributors due to curtailed production during the fourth calendar quarter of 2004.

ITEM 3 – ASSOCIATE TRANSACTIONS

Part I – Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in $)	Indirect Costs Charged (in $)	Cost of Capital (in $)	Total Amount Billed (in $)
Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Progress Fuels
Corporation

Ceredo Liquid
Terminal, LLC

Ceredo Liquid
Terminal, LLC

Ceredo Liquid
Terminal, LLC

Ceredo Liquid
Terminal, LLC

Ceredo Liquid
Terminal, LLC

Ceredo Liquid
Terminal, LLC	Powell Mountain Coal
Company, Inc.

EFC Synfuel LLC

Kentucky May Coal
Company, Inc.

Solid Fuel LLC

Winchester Production
Company, Ltd

Diamond May Coal Company

Kanawha River Terminals,
Inc

Black Hawk Synfuel LLC

Riverside Synfuel, LLC

Ceredo Liquid Terminal,
LLC

Ceredo Synfuel LLC

Sandy River Synfuel LLC

Marmet Synfuel, LLC

Progress Rail Services
Corporation

Dixie Fuels Limited

Florida Power Corporation

Solid Fuel LLC

Ceredo Synfuel LLC

Sandy River Synfuel, LLC

Marmet Synfuel, LLC

Colona Synfuel Limited
Partnership L.L.L.P.

Black Hawk Synfuel LLC
Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

  Coal Sales

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
		Change Agent	40,330 6,911 8,216 9,302 167,194 38,994 45,787 14,076 612,226 32,405 32,824 33,773 839,426 88,969 20,620 105,848,952 7,833 1,011 26,790 1,889,560 3,164,137 2,487,340			40,330 6,911 8,216 9,302 167,194 38,994 45,787 14,067 612,226 32,405 32,824 33,773 839,426 88,969 20,620 105,848,952 7,833 1,011 26,790 1,889,560 3,164,137 2,487,340

ITEM 3.

Part II – Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in $)	Indirect Costs Charged (in $)	Cost of Capital (in $)	Total Amount Billed (in $)
Carolina Power & Light Company

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Powell Mountain Coal
Company, Inc.

Florida Power Corporation

Progress Energy Service
Co., LLC

Progress Ventures, Inc.

Florida Power Corporation

Florida Power Corporation
Strategic Resource
Solutions Corp.

Marmet Synfuel, LLC

Marmet Synfuel, LLC

Marmet Synfuel, LLC

Sandy River Synfuel, LLC

Sandy River Synfuel, LLC

Riverside Synfuel, LLC

Colona Synfuel Limited
Partnership, L.L.L.P

Colona Synfuel Limited
Partnership, L.L.L.P.

Colona Synfuel Limited
Partnership, L.L.L.P.

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal, LLC

Ceredo Synfuel LLC

Ceredo Synfuel LLC

Ceredo Synfuel LLC

Solid Fuel LLC

Progress Fuels Corporation

Progress Fuels Corporation
Progress Fuels Corporation
Progress Materials, Inc.

Progress Materials, Inc.	Management &
    Oversight

 Admin Services

    Feedstock

      Labor

   Coal Sales

 Admin Services
    and Fees

 Admin Services
    and Fees

    Feedstock

 Admin Services
    and Fees

    Land Rent

 Admin Services

      Rent

   Coal Sales

 Admin Services
    and Fees

      Rent

   Fuel Sales

 Admin Services

 Admin Services

 Admin Services

     Fly Ash

   Facilities
		Costs	11,380 42,173,830 936,142 575,963 76,262 32,041,547 12,099 75,000 12,900 534,300 890,214 212,983 10,359,786 84,118 213,111 25,130	912,599 604,569 5,503,598 199,962 57,904		11,380 912,599 42,173,830 936,142 575,963 76,262 604,569 32,041,547 5,503,598 12,099 199,962 75,000 12,900 57,904 534,300 890,214 212,983 10,359,786 81,118 213,111 25,130

ITEM 4 — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in 000's)	(in 000's)
Total consolidated capitalization as of 12/31/04.

     Total capitalization multiplied by 15%
     (line 1 multiplied by 0.15)

     Greater of $50 million or line 2

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Synthetic Fuel
         Emulsion Products Terminal
         Manufacturing
         Energy Service
         Electrotechnologies
             Total current aggregate investment

         Difference between the greater of $50 million or 15%
         of capitalization and the total aggregate investment of
         the registered holding company system (line 3 less line 4)

Investments in gas-related companies:
Not applicable.	$18,316,000 $2,747,400 370,010 0 0 16,740 (5,058)	$ 2,747,400 $ 381,692 $ 2,365,708	Line 1 Line 2 Line 3 Line 4 Line 5

ITEM 5 — OTHER INVESTMENTS3

Company	Investment Balance As of 11/30/00
Colona Synfuel Limited Partnership, L.L.L.P.
Sandy River Synfuel LLC
Solid Fuel LLC
Solid Energy LLC
Ceredo Synfuel LLC
Ceredo Liquid Terminal, LLC
Progress Materials, Inc.
Strategic Resource Solutions Corp.
Utech LLC4
Utech Climate Challenge Fund, LP	$ 9,092,279 29,981,746 39,022,407 - - - 2,553,487 119,526,168 4,542,352 2,249,375

_________________

3  These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) as the Commission has determined that a majority of this system company’s subsidiaries’ assets are not retainable under the standards of Section 11(b)(1) of the Act.
4  Effective March 2003, Utech Venture Capital Corporation merged into Utech LLC.

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Not required for the fourth calendar quarter of the fiscal year.

B. Exhibits

1.     None

2.     Certificate attached as Exhibit 99.1

Date: March 30, 2005	PROGRESS ENERGY, INC. Registrant By: /s/ Geoffrey S. Chatas Geoffrey S. Chatas Executive Vice President and Chief Financial Officer